UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

Provention Bio, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74374N 102

(CUSIP Number)

Andrew D. Hudders, Esq.

Golenbock Eiseman Assor Bell & Peskoe LLP,

711 Third Avenue, New York, New York 10017

(212-907-7300)

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

August 7, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 74374N 102

1)	NAME OF REPORTING PERSON MDB Capital Group LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3)	SEC Use Only
4)	SOURCE OF FUNDS	WC, OO, PF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6)	CITIZENSHIP OR PLACE OF ORGANIZATION	State of Texas

NUMBER OF SHARES	7)	SOLE VOTING POWER	1,869,582[1]
BENEFICIALLY OWNED BY	8)	SHARED VOTING POWER	34,921[2]
EACH REPORTING	9)	SOLE DISPOSITIVE POWER	1,869,582[1]
PERSON WITH	10)	SHARED DISPOSITIVE POWER	34,921[2]

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,904,503[1,2]
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.06%
14)	TYPE OF REPORTING PERSON	BD

1.	Includes 274,289 shares of Common Stock issuable under warrants issued on April 25, 2017 and exercisable within 60 days. Does not include 1,596,956 shares of Common Stock issuable under warrants issued on July 19, 2018 and not exercisable within 60 days.
2.	Includes 34,912 shares held by Christopher A. Marlett Living Trust, a trust beneficially owned by Christopher A. Marlett, the Chief Executive Officer of the Reporting Person.

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the Schedule 13D originally filed by MDB Capital Group LLC (the “Reporting Person”) with the Securities and Exchange Commission on July 3, 2018, as amended on July 19, 2018 (as amended, this “Schedule 13D”). The purpose of this Amendment is report that on August 7, 2018, the Reporting Person became the beneficial owner of more than five percent of the Issuer’s Common Stock (as those terms are defined below).

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is shares of common stock, $0.0001 par value (the “Common Stock”) of Provention Bio, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is P.O. Box 666, Oldwick, NJ 08858.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by the Reporting Person.

(b) The Reporting Person’s principal business address is 2425 Cedar Springs Road,

Dallas, Texas 75201. The principal officer of the Reporting Person is Christopher Marlett, who holds the position of Chief Executive Officer.

(c) The Reporting Person is a registered broker-dealer and investment firm, with a focus on development stage technology companies.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a limited liability company, formed under the laws of the State of Texas.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

The securities were acquired by the Reporting Person through its working capital, except for a warrant exercisable for 274,289 shares of Common Stock, which was issued to the Reporting Person as compensation for acting as placement agent in connection with the Issuer’s April 2017 private placement of preferred stock.

The securities held by Christopher A. Marlett Living Trust were acquired by Mr. Marlett using his personal funds.

ITEM 4.	PURPOSE OF TRANSACTION.

The securities were acquired for investment purposes. The Reporting Person intends to review its investment in the Issuer on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Issuer. The Reporting Person may from time to time take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of its shares of Common Stock (or other securities of the Issuer); (ii) changing its current intentions with respect to any or all matters referred to in this Item 4; and/or (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Issuer. Any acquisition or disposition of the Issuer’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Issuer.

As a matter of disclosure, a minority owner of the Reporting Person and an employee of the Reporting Person are both directors and shareholders of the Issuer, however neither possesses either voting or dispositive power over the shares of Common Stock beneficially owned by the Reporting Person.

At the date of this Schedule 13D, except as set forth in this Schedule 13D, the Reporting Person does not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those actions enumerated above.

ITEM 5.	INTERESTS IN SECURITIES OF THE ISSUER.

(a) As of August 31, 2018, the Reporting Person beneficially owned 1,904,503 shares of the Issuer’s Common Stock (not including 1,596,956 shares of Common Stock issuable under warrants not exercisable within 60 days but including 34,912 shares of Common Stock held by Christopher A. Marlett Living Trust, a trust beneficially owned by Christopher A. Marlett, the Chief Executive Officer of the Reporting Person), representing approximately 5.06% of the shares of the Issuer’s Common Stock issued and outstanding as of such date. The percentage is based on 37,625,851 shares issued and outstanding of the Issuer.

(b) The Reporting Person has the sole power to vote and to dispose of 1,869,582 shares of Common Stock and the shared power to vote, or to direct the vote, or to dispose, or direct the disposition, of 34,912 shares of Common Stock. The Reporting Person disclaims beneficial ownership of the 34,912 shares of Common Stock over which it has the shared power to vote, or to direct the vote, or to dispose, or direct the disposition, except to the extent of its pecuniary interest therein.

(c) Below are the transactions of shares of Common Stock by the Reporting Person and/or Christopher A. Marlett Living Trust, a trust beneficially owned by Christopher A. Marlett, the Chief Executive Officer of the Reporting Person, that were effected since the most recent filing on Schedule 13D:

Date	Transaction Type*	Number of shares of Common Stock	Purchase Price/Share	Purchaser
7/24/2018	Acquisition	15,000	$6.17	Reporting Person
7/25/2018	Acquisition	15,000	$4.50	Reporting Person
7/31/2018	Acquisition	45,224	$4.00	Reporting Person
8/1/2018	Acquisition	5,000	$4.00	Reporting Person
8/2/2018	Acquisition	30,535	$4.01	Reporting Person
8/3/2018	Acquisition	27,257	$4.00	Reporting Person
8/3/2018	Acquisition	30,730	$4.00	Christopher A. Marlett Living Trust
8/6/2018	Acquisition	65,000	$3.96	Reporting Person
8/6/2018	Acquisition	4,172	$3.50	Christopher A. Marlett Living Trust
8/7/2018	Acquisition	1,277	$3.50	Reporting Person
8/7/2018	Acquisition	19	$3.50	Christopher A. Marlett Living Trust
8/8/2018	Acquisition	20,000	$3.45	Reporting Person

* The Reporting Person and Christopher A. Marlett Living Trust purchased the shares listed above on the open market.

(d) Not applicable

(e) Not applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See the description of the Form of Warrant dated April 25, 2017, issued to MDB Capital Group LLC, filed as Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-224801), as filed with the Securities and Exchange Commission on May 9, 2018, which is incorporated herein by reference.

See the description of the Form of Warrant dated __________, issued to MDB Capital Group LLC, filed as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1/A (Registration No. 333-224801), as filed with the Securities and Exchange Commission on June 12, 2018, which is incorporated herein by reference. The warrant was issued to the Reporting Person on July 19, 2018.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: September 4, 2018	MDB CAPITAL GROUP LLC

	By:	/s/ Christopher Marlett
	Name:	Christopher Marlett
	Title:	Authorized Officer